UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on FPSO Anita Garibaldi

—

Rio de Janeiro, August 16, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that it put into production, this Wednesday, 08/16/2023, the Anita Garibaldi platform ship in the Campos Basin. Of the FPSO type (floating system that produces, stores and transfers oil), the unit will operate simultaneously in the post-salt and pre-salt of the Marlim and Voador fields.

With a capacity to produce up to 80,000 barrels of oil per day (bpd) and process up to 7 million m3 of gas per day, the new FPSO is part of the Campos Basin Renewal Plan - the largest mature asset recovery program in the world industry.

"The Anita Garibaldi and Anna Nery platforms, which also started operating in 2023, will be key to increasing the longevity of the Campos Basin and expanding its production. In parallel, they are equipped with state-of-the-art technologies to reduce greenhouse gas emissions, combining efficiency and decarbonization. After more than 40 years since it started producing, the Campos Basin continues to renew itself and play a strategic role for the country, launching new projects and generating new opportunities," said Petrobras CEO Jean Paul Prates.

50% reduction in CO2 emissions

Anita Garibaldi was built by MODEC and will produce in Marlim and Voador together with FPSO Anna Nery, already in operation. The joint production capacity of the two platforms is up to 150,000 barrels of oil per day (bpd) and processing capacity of up to 11 million m³ of gas. Both will replace nine platforms that operated in the Campos Basin and will be decommissioned.

By reducing the number of platforms in operation in the two fields, greenhouse gas emissions will be reduced by more than 50%.

The Marlim and Voador revitalization project, together with complementary development projects and revitalization projects of other fields, will contribute to increasing production in the Campos Basin from the current 565 thousand barrels of oil equivalent per day (boed) to 920 thousand boed in 2027.

Facts deemed relevant on the subject will be timely disclosed to the market.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer